JJY HOLDING GROUP

AKA BEESFREE, INC.

528 Pudong Road

16th Floor

Shanghai 200120

China

August 16, 2022

Ronald E. Alper

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JJY Holding Group (AKA BEESFREE, INC.)
Form 10-12(g), Amendment 3
File No. 000-56343
Filed April 19, 2022

Dear Mr. Costello,

Set forth below is the response for JJY Holding Group (AKA Beesfree, Inc.), a Nevada corporation (“JJY” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated July 26, 2022, with respect to our Form 10-12(g), Amendment 3 filled on April 19, 2022.

Form 10-K for Fiscal Year Ended December 31 2021 Filed April 11, 2022

General

1.       We note that the Form 10-K for the fiscal year ending December 31, 2021 filed on April 11, 2022 states that you are “in the business of trading agricultural products, food processing, or supply chain management for supermarkets.” We further note the disclosures included in your Form 10-12G but not in your Form 10-K regarding the risks arising from the fact that you are located in China, your executive officers and directors are located in and have significant ties to China, and that you may seek to acquire a company that may be based in China or Hong Kong in an initial business combination. Please amend your Form 10-K to conform to the disclosure in your amended Form 10-12G.

Response:

The 10-K was revised and amendment filed.

Amendment No. 3 to Registration Statement on Form 10-12G filed April 19 2022

General

2.       Given the risks of doing business in the PRC, please revise the introductory comment to disclose that you and the majority of your executive officers and directors being located in China may make you a less attractive partner to target companies than a non-PRC blank check company, which may therefore make it more likely for you to consummate a business combination in the PRC.

Response:

The following language was inserted in Introductory Comment paragraph 5:

The Company and the majority of our executive officers and directors, being located in China, may make JJY Holding Group a less attractive partner to target companies than a non-PRC blank check company. Therefore, it may make it more likely for the Company to consummate a business combination in the PRC.

Introductory Comment, page 3

3.       We note your response to comment 2. Please state prominently (for example, in bold font) in the introductory comment that you are a Nevada company that may conduct operations by subsidiaries and/or through contractual arrangements with a variable interest entity (VIE) based in China and that the structure involves unique risks to investors.

Response:

The following language was revised and inserted in the Introductory Comment section in paragraph 7:

We are a Nevada company and may conduct operations by subsidiaries and/or through contractual arrangements with a variable interest entity (VIE) based in China and that the structure involves unique risks to investors.

4.        We note your response to comment 8. Please revise the disclosure to clarify that the PCAOB oversees auditors of public companies, not the public companies directly. Please expand your disclosure on page 7 and in your Risk Factor beginning on page 13 to state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response:

The following language was revised based on the language in another one of my Form 10s in which there were no further comments. The revised language was also inserted in the Risk Factor section.

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

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The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Identify areas of shortage in the agricultural trade industry
•	Is located in a foreign jurisdiction; and
•	Identify areas of shortage in the agricultural trade industry
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	Identify areas of shortage in the agricultural trade industry
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If a PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless as a result of "non-inspection" by the PCAOB.

On December 16, 2021, the PCAOB issued a report on its determinations that if the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions, it will suspend trading of the issuer. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

On December 16, 2021, the following amendments to the HCFAA were adopted by the Securities and Exchange Commission:

Consistent with the HFCAA, the final amendments require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

The required disclosures include:

•	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;
•	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;
•	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;
•	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and
•	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

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The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

A Commission-Identified Issuer is a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board (PCAOB) is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction (PCAOB-Identified Firm). The SEC will identify such issuers promptly after the filing of their annual reports by evaluating whether the annual report contains an audit report signed by a PCAOB-Identified Firm. We may be subject to the HFCAA if we are identified as a "Commission-Identified Issuer" in accordance with such HFCAA amendments

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

We are not currently subject to the determination announced by the PCAOB on December 16, 2021 since our auditor is located in the United States.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

JJY Holding Group (AKA Beesfree, Inc.)

By:	/s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer

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